Exhibit 99.1

Fiverr Announces Second Quarter 2022 Results

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Q2 Results demonstrated solid Adjusted EBITDA.  Revenue grew 13% y/y to $85 million as SMB spending grew more cautious. We delivered solid Adjusted EBITDA of $4.6 million, or 5.4% in Adjusted EBITDA margin, as a result of strong execution and disciplined expense management.

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Strong and resilient growth in SPB. Spend per buyer increased 14% y/y to $259 with continued expansion of wallet share especially among our larger customers. Buyers with annual spend of over $10K grew over 60% y/y.

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Innovations to unlock larger projects and longer engagement. We rolled out project briefing capabilities to allow buyers to describe projects with complex scope in a structured way. We continued to expand Subscriptions on our marketplace, especially in digital marketing categories, as buyers place recurring orders to engage with sellers for longer duration.

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Strengthen growth and profitability profile. Post the second quarter, we took steps to recalibrate our spending priorities, resulting in a workforce reduction of approximately 60 people across our offices. The streamlined cost structure, together with a strong balance sheet, provides us with financial strength to build for long-term success.

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Guidance update. Our updated revenue guidance reflects the increased macro headwinds on SMB spending as reflected in our second quarter results. We are increasing our Adjusted EBITDA expectations based on the steps we took to streamline costs and recalibrate investment spending. We are committed to delivering continued EBITDA expansion and growing towards our long-term margin target.

NEW YORK, August 4, 2022 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the second quarter of 2022. Complete operating results and management commentary can be found in the Company’s shareholder letter which is posted to its investor relations website at investors.fiverr.com.

“We have built a great team and freelance marketplace over the past decade. In fact, Fiverr today is three times larger than the company we took public only three years ago,“ said Micha Kaufman, founder and CEO of Fiverr. “Growth has and will always be our priority. However, with market conditions worse than anticipated, when growth becomes expensive, instead of growing at any cost, we decided to prioritize EBITDA and free cash flow, and accelerate the pace towards our long-term target model. We believe this puts us in a stronger financial position to double down on growth investments when market conditions improve.”

Ofer Katz, Fiverr’s President and CFO, added, “We delivered better adjusted EBITDA than guided during the quarter. Post the quarter, we took additional steps to streamline our cost structure as we increased our focus on profitability. The strong Adjusted EBITDA margin execution together with July’s realignment of resources and the recalibration of our investments demonstrates our commitment to progressing towards our long term target model.”

Second Quarter 2022 Financial Highlights

●	Revenue in the second quarter of 2022 was $85.0 million, an increase of 13% year over year.
●	Active buyers as of June 30, 2022 grew to 4.2 million, compared to 4.0 million as of June 30, 2021, an increase of 6% year over year.
●	Spend per buyer as of June 30, 2022 reached $259, compared to $226 as of June 30, 2021, an increase of 14% year over year.
●	Take rate for the period ended June 30, 2022 was 29.8%, up from 27.8% for the period ended June 30, 2021, an increase of 200 basis points year over year.
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GAAP gross margin in the second quarter of 2022 was 79.4%, a decrease of 400 basis points from 83.4% in the second quarter of 2021. Non-GAAP gross margin[1] in the second quarter of 2022 was 82.7%, a decrease of 170 basis points from 84.4% in the second quarter of 2021.

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GAAP net loss in the second quarter of 2022 was ($41.9) million, or ($1.13) basic and diluted net loss per share, compared to ($13.3) million, or ($0.37) basic and diluted net loss per share, in the second quarter of 2021. Non-GAAP net income[1] in the second quarter of 2022 was $4.9 million, or $0.13 basic net income per share and $0.12 diluted non-GAAP net income per share, compared to $0.22 basic net income per share and $0.19 diluted non-GAAP net income per share, in the second quarter of 2021.

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Adjusted EBITDA[1] in the second quarter of 2022 was $4.6 million, compared to $7.4 million in the second quarter of 2021. Adjusted EBITDA margin[1] was 5.4% in the second quarter of 2022, compared to 9.8% in the second quarter of 2021.

Financial Outlook

Our Q3’22 outlook and updated full year 2022 guidance reflects the recent trends in our marketplace as global SMB spending grew more cautious leading to less demand for freelancers. We expect to continue improving Adjusted EBITDA from the recent cost reductions and a strengthening investment focus.

	Q3 2022	FY 2022
Revenue	$80.5 - $82.5 million	$332.0 - $340.0 million
Year over year growth	8%-11% y/y	12%-14% y/y
Adjusted EBITDA	$5.0 - $6.0 million	$19.5 - $21.5 million

1 This is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics used in this release.

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Thursday, August 4, 2022, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing +1 (844) 200-6205, or +1 (929) 526-1599 for callers outside the United States, and enter the passcode, 805771.

About Fiverr

Fiverr’s mission is to revolutionize how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, over 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr’s Talent Cloud, companies can easily scale their teams from a talent pool of skilled professionals from over 160 countries across more than 550 categories, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on Twitter, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Abby Forman
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	$98,122	$71,151
Restricted cash	-	2,919
Marketable securities	209,060	118,150
User funds	142,575	127,713
Bank deposits	110,000	134,000
Restricted deposit	1,172	35
Other receivables	16,095	14,250
Total current assets	577,024	468,218

Marketable securities	221,136	317,524
Property and equipment, net	6,253	6,555
Operating lease right of use asset, net	10,612	11,727
Intangible assets, net	17,624	49,221
Goodwill	77,270	77,270
Other non-current assets	2,113	1,055
Total assets	$912,032	$931,570

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$3,957	$8,699
User accounts	132,442	118,616
Deferred revenue	12,291	12,145
Other account payables and accrued expenses	62,022	44,260
Operating lease liabilities, net	3,140	3,055
Current maturities of long-term loan	-	2,269
Total current liabilities	213,852	189,044

Long-term liabilities:
Convertible notes	451,499	372,076
Operating lease liabilities	7,853	10,483
Long-term loan and other non-current liabilities	1,057	13,099
Total long-term liabilities	460,409	395,658
Total liabilities	$674,261	$584,702

Shareholders' equity:
Share capital and additional paid-in capital	527,494	585,548
Accumulated deficit	(275,390)	(237,585)
Accumulated other comprehensive income (loss)	(14,333)	(1,095)
Total shareholders' equity	237,771	346,868
Total liabilities and shareholders' equity	$912,032	$931,570

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Revenue	$85,010	$75,263	$171,695	$143,583
Cost of revenue	17,526	12,528	34,503	24,074
Gross profit	67,484	62,735	137,192	119,509

Operating expenses:
Research and development	24,523	20,106	48,297	36,979
Sales and marketing	44,325	38,184	92,192	80,823
General and administrative	13,658	12,789	28,910	23,876
Impairment of intangible assets	27,629	-	27,629	-
Total operating expenses	110,135	71,079	197,028	141,678
Operating loss	(42,651)	(8,344)	(59,836)	(22,169)
Financial income (expenses), net	841	(4,944)	1,071	(8,918)
Loss before income taxes	(41,810)	(13,288)	(58,765)	(31,087)
Income taxes	(53)	(11)	(73)	(56)
Net loss attributable to ordinary shareholders	$(41,863)	$(13,299)	$(58,838)	$(31,143)
Basic and diluted net loss per share attributable to ordinary shareholders	$(1.13)	$(0.37)	$(1.60)	$(0.87)
Basic and diluted weighted average ordinary shares	37,027,317	36,338,172	36,846,989	35,988,608

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Operating Activities
Net loss	(41,863)	(13,299)	(58,838)	(31,143)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,142	1,373	6,252	2,691
Loss from disposal of property and equipment	(12)	-	(12)	-
Amortization of premium and discount of marketable securities, net	1,997	1,658	3,684	3,481
Amortization of discount and issuance costs of convertible notes	631	4,973	1,262	9,877
Shared-based compensation	19,114	13,174	37,117	23,657
Net Gain/(Loss) from exchange rate fluctuations	314	393	171	302
Impairment of intangible assets	27,629	-	27,629	-
Changes in assets and liabilities:
User funds	4,441	(1,286)	(14,862)	(23,629)
Operating lease ROU assets and liabilities, net	(1,101)	272	(1,430)	(257)
Other receivables	(2,677)	(559)	(2,435)	(1,267)
Trade payables	662	(837)	(4,757)	253
Deferred revenue	(1,237)	121	146	2,395
User accounts	(3,904)	1,403	13,826	21,696
Account payable, accrued expenses and other	3,964	8,630	11,178	12,736
Revaluation of contingent consideration	(3,152)	-	(3,842)	-
Payment of contingent consideration	(504)	(507)	(504)	(507)
Non-current liabilities	(353)	6	216	(235)
Net cash provided by operating activities	7,091	15,515	14,801	20,050

Investing Activities
Investment in marketable securities	(45,160)	(40,833)	(90,007)	(166,831)
Proceeds from sale of marketable securities	49,737	39,065	83,346	78,995
Bank and restricted deposits	24,000	(39,000)	22,863	(39,000)
Acquisition of business, net of cash acquired	-	(410)	-	(9,288)
Acquisition of intangible asset	(175)	-	(175)	-
Purchase of property and equipment	(338)	(389)	(831)	(700)
Capitalization of internal-use software and other	(504)	(180)	(903)	(322)
Other non-current assets	(1,000)	-	(1,078)	-
Net cash provided by (used in) investing activities	26,560	(41,747)	13,215	(137,146)

Financing Activities
Payment of deferred issuance costs related to follow on offering	-	(5)	-	(381)
Payment of convertible notes deferred issuance costs	-	-	-	(34)
Payment of contingent consideration	(1,105)	(1,105)	(1,105)	(1,105)
Proceeds from exercise of share options	1,000	1,563	1,711	6,351
Tax withholding in connection with employees' options exercises and vested RSUs	(556)	(10,951)	(2,130)	(8,629)
Repayment of long-term loan	-	(139)	(2,269)	(273)
Net cash (used in) financing activities	(661)	(10,673)	(3,793)	(4,071)

Effect of exchange rate fluctuations on cash and cash equivalents	(314)	236	(171)	(141)

Increase/ (Decrease) in cash, cash equivalents and restricted cash	32,676	(36,633)	24,052	(121,308)
Cash, cash equivalents and restricted cash at the beginning of period	65,446	183,355	74,070	268,030
Cash and cash equivalents at the end of period	98,122	146,722	98,122	146,722

KEY PERFORMANCE METRICS

	Six Months Ended
	June 30,
	2022	2021

Annual active buyers (in thousands)	4,220	3,998
Annual spend per buyer ($)	$259	$226

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP gross profit	$67,484	$62,735	$137,192	$119,509
Add:
Share-based compensation and other	771	338	1,478	617
Depreciation and amortization	2,017	440	3,973	877
Non-GAAP gross profit	$70,272	$63,513	$142,643	$121,003
Non-GAAP gross margin	82.7%	84.4%	83.1%	84.3%

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(41,863)	$(13,299)	$(58,838)	$(31,143)
Add:
Depreciation and amortization	$3,142	$1,373	$6,252	$2,691
Share-based compensation	19,114	13,174	37,117	23,657
Impairment of intangible assets	27,629	-	27,629	-
Contingent consideration revaluation, acquisition related costs and other	(2,627)	1,201	(2,690)	2,521
Convertible notes amortization of discount and issuance costs	631	4,973	1,262	9,877
Exchange rate (Gain)/Loss, net	(1,155)	432	(1,248)	(23)
Non-GAAP net income	$4,871	$7,854	$9,484	$7,580
Weighted average number of ordinary shares - basic	37,027,317	36,338,172	36,846,989	35,988,608
Non-GAAP basic net income per share attributable to ordinary shareholders	$0.13	$0.22	$0.26	$0.21

Weighted average number of ordinary shares - diluted	$40,767,393	$40,921,663	$41,009,735	$40,854,045
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.12	$0.19	$0.23	$0.19

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(In thousands, except adjusted EBITDA margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

GAAP net loss	$(41,863)	$(13,299)	$(58,838)	$(31,143)
Add:
Financial (income) expenses, net	$(841)	$4,944	$(1,071)	$8,918
Income taxes	53	11	73	56
Depreciation and amortization	3,142	1,373	6,252	2,691
Share-based compensation	19,114	13,174	37,117	23,657
Impairment of intangible assets	27,629	-	27,629	-
Contingent consideration revaluation, acquisition related costs and other	(2,627)	1,201	(2,690)	2,521
Adjusted EBITDA	$4,607	$7,404	$8,472	$6,700
Adjusted EBITDA margin	5.4%	9.8%	4.9%	4.7%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

GAAP research and development	$24,523	20,106	$48,297	36,979
Less:
Share-based compensation	6,521	4,909	12,726	9,011
Depreciation and amortization	202	190	403	377
Non-GAAP research and development	$17,800	$15,007	$35,168	$27,591

GAAP sales and marketing	$44,325	$38,184	$92,192	$80,823
Less:
Share-based compensation	4,575	3,457	9,005	6,045
Depreciation and amortization	821	686	1,681	1,325
Contingent consideration revaluation, acquisition related costs and other	-	398	-	695
Non-GAAP sales and marketing	$38,929	$33,643	$81,506	$72,758

GAAP general and administrative	$13,658	$12,789	$28,910	$23,876
Less:
Share-based compensation	7,247	4,470	13,908	7,984
Depreciation and amortization	102	57	195	112
Contingent consideration revaluation, acquisition related costs and other	(2,627)	803	(2,690)	1,826
Non-GAAP general and administrative	$8,936	$7,459	$17,497	$13,954

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA guidance for the third quarter of 2022, or the fiscal year ending December 31, 2022 to net loss, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, impairment of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the third quarter of 2022 and the fiscal year ending December 31, 2022, our expected future Adjusted EBITDA profitability, our business plans and strategy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan during a global economic downturn that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; the impact of currency exchange rate fluctuations on our results of operations; impacts resulting from inflationary pressures and geopolitical turmoil, including the war in Ukraine; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2022, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.